Head of Group Financial Reporting Lloyds TSB Group plc 25Gresham Street London EC2V 7HN
Telephone: +44 20 7356 1516 Facsimile: +44 20 7356 1014

By Fax (+1 202 772 9210), mail and Edgar

Mr E Adames
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America

28 September 2007

Dear Mr Adames

Re:  Lloyds TSB Group plc
Form 20-F filed 8 June 2007
File number: 001-15246

I am writing further to our conversation earlier today regarding the letter from the Division of Corporation Finance dated 20 September 2007, which set out certain comments on the above filing of Lloyds TSB Group plc (the "Company").

As I explained, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period to allow it to prepare an extensive response to the SEC's comments; the Company anticipates submitting its response by 12 October 2007.

You agreed to this extension and asked me to send this letter to you as confirmation; you also explained that in the absence of a response from your office, the extension could be taken to be approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,
David Joyce
Head of Group Financial Reporting
Lloyds TSB Group plc

Lloyds TSBGroup plc is registered in Scotland no 95000 Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH